NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q3 – 2016

As at and for the
three and nine month periods
ended September 30, 2016

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at November 4th 2016 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015 and the unaudited consolidated financial statements as at and for the 3 and 9 month periods ended September 30th, 2016. This MD&A covers the unaudited 3 month ("Q3-16") and 9 month year-to-date (“2016 YTD”) periods ended September 30, 2016, with comparative totals for the 3 month (“Q3-15”) and 9 month year-to-date (“2015 YTD”) periods ended September 30, 2015.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	Estimates of the amount and expected timing of revenue and costs related to existing and potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	The timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	Estimates related to NXT’s future financial position and liquidity

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 2

Description of the Business

NXT provides an Airborne, gravity-based geophysical survey to leading oil and gas Exploration and Production (“E&P”) companies globally.

NXT's proprietary patent pending Stress Field Detection ("SFD®") survey method is used to identify subsurface trapped fluid accumulations by confirming the existence of trap, reservoir and seal.  Subtle changes in the earth's gravitational field caused by variations in sub-surface geological density/stress patterns can be indicators of potential hydrocarbon accumulations. This is a critical piece of information within the exploration process, only identified by the use of SFD® technology and is crucial to the commercial success of exploration projects. This is what makes the SFD®   technology so valuable to the industry.  The SFD® method is used as an Executive Decision making tool designed to minimize risk and finding costs and maximize exploration program efficiencies in terms of time and success rates.

SFD® surveys are non-invasive, environmentally friendly, unaffected by ground security concerns and effective in both offshore and onshore environments.  The results of the survey enable the customer to focus their exploration efforts towards areas with a high success potential, thus minimizing the huge expense of drilling non-commercial prospects.

SFD® is an established exploration tool with a number of clients globally and a growing list of recommended prospects drilled with significant discoveries. This tool is particularly useful as an early stage exploration tool in frontier and under-developed areas. SFD® is also used prior to drilling in areas that have significant seismic coverage to verify the presence of a reservoir and thus reduce project risk.

Our potential clients are in international markets such as South and Central America, Africa, Asia and the Middle East.

Business Overview and Strategy

In 2016, NXT has increased its investment in business development focusing on growing its pipeline of potential clients to develop strong and reliable projects that will help provide a balanced revenue flow going forward. This activity resulted in an increase in the potential future revenue stream, despite the downturn in the industry.

This improvement is due to the change in marketing strategy that was implemented in 2015.  Following the success of selling the SFD® concept to independent E&P companies and the National Oil Companies (“NOCs”) for limited areas, we are now expanding our scope to cover entire regions and countries. This new strategy focuses on working with heads of government and senior executives who are not only interested in the science but also in the economic benefits of developing their hydrocarbon resources in a strategic manner that delivers success much faster.

Following the successful completion of the Bolivia Survey Projects in 2015, NXT has been effective in positioning the SFD® method as an established geophysical tool backed by technical papers, past project case studies, a strong list of references and letters of recommendations.

The senior members of management undertook an extensive marketing initiative in Q2 2016, which has resulted in building stronger relationships with global NOC’s in Africa, Asia Pacific, and the Middle East. Many of the potential clients in these regions are currently in various stages – some quite advanced - of discussions with NXT.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 3

While we continue to grow the project pipeline, our strategy will remain focused on National Oil Companies and integrating our services into their exploration processes.  We believe this approach will help us build a steady backlog of projects that will enable us to smooth our revenue flow.

As NXT pursues various international markets, one of our strategies is to utilize high quality local sales representatives with key knowledge of their area, potential clients and the exploration sector of the oil and gas industry.  This allows us to cover larger areas and more clients with minimum fixed cost.

NXT continues to have sales representatives who pursue SFD® opportunities in such markets as Latin America, South Asia (Malaysia), Africa and the Middle-East.  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

It should be noted, however, that the process of expanding the client base has ongoing challenges, due to such factors as:

•	The exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•	Large NOCs tend to have a long decision making and approval process.

•	The current, ongoing downturn in commodity prices in the oil and gas industry.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising subsequent to the filing of our MD&A for the fiscal year ended December 31, 2015.

While NXT’s existing resources are expected to be sufficient to meet its obligations for the next year, the Company’s ability to meet financial obligations beyond this period are dependent on its ability to attract new client projects and expand its revenue base or raise additional capital. The timing and success of these activities remains uncertain.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

Near-term Outlook for 2016

There are a number of short term and longer term prospects that are being pursued in South and Central America, the frontier areas of Africa, Asia, the Arctic and offshore Atlantic regions (particularly where Canadian and American E&P companies are operating).

NXT has been working with a number of clients towards finalizing survey contracts, however the process within the NOC’s and related Government departments in these regions are complex and time consuming.

As announced on September 19th, NXT are pleased to partner with SHINE Quests FZC in a project where the SFD® survey method is the lead technology in the proposed “Project SHINE”, currently under consideration by the Sri Lankan government. The SFD® survey data is intended to provide information on trap integrity (the simultaneous presence of trap, reservoir and seal). The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all existing G & G data, (which includes regional seismic data), that is available for the Mannar Basin.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 4

The project is expected to be fully funded and the revenue to NXT is estimated to be approximately US$29 million, of which US$21m relates to SFD® services. Work is anticipated to start within the next 3 – 6 months.

NXT is also actively pursuing projects in the following countries:

Malaysia

Mexico

Ghana

Senegal

Bolivia

NXT has also been working diligently on making gains with several other prospects globally and are in discussions with their respective NOC’s. Further, NXT has also been working with E&P companies who have assets in Africa and have indicated their interest in using the SFD® method to help evaluate their prospects. We believe these organizations view SFD® as an essential tool to achieve cost and time efficiencies.

SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

Other Business

We have made significant progress in the development of algorithms to model the SFD® signal. We believe that this will enable NXT to create software to enhance and accelerate SFD® data interpretation as well as assisting clients in the understanding of SFD® recommendations. The end goal will be for the client to independently interpret SFD data.

We have completed the testing of the upgraded SFD® Data Acquisition System. This system will be used on all future SFD® survey projects. The new system is more reliable, compact, and expandable to acquire larger SFD® datasets. It also eliminates the dependency on custom operating systems.

We have successfully defended all questions raised to date by patent examiners regarding our patent application that was filed in May, 2012. We now await the outcome of their deliberations.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter Also in Q3-15, upon conversion of the outstanding preferred shares, NXT recorded a significant intellectual property asset, which is being amortized (a non-cash expense) over a 15 year period.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 5

	Q3-2016	Q2-2016	Q1-2016	Q4-2015
	Sept 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015
Survey revenue	$ -	$ -	$1,454,988	$ 17,422,151
Net income (loss)	(2,142,834)	(2,643,938)	(1,955,942)	15,523,601
Income (loss) per share – basic	(0.04)	(0.05)	(0.04)	0.29
Income (loss) per share – diluted	(0.04)	(0.05)	(0.04)	0.29

	Q3-2015	Q2-2015	Q1-2015	Q4-2014
	Sept 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(1,878,210)	(1,586,991)	(1,518,172)	(1,532,466)
Income (loss) per share – basic	(0.04)	(0.04)	(0.03)	(0.03)
Income (loss) per share – diluted	(0.04)	(0.04)	(0.03)	(0.03)

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $200,443 ($157,365 in Q2-16), and SBCE of $218,000 ($135,000 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,454,988 in Q1-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $157,365 ($789,379 in Q1-16), and SBCE of $135,000 ($150,000 in Q1-16).

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,454,988 ($17,422,151 in Q4-15), survey costs, net of $789,379 ($5,070,023 in Q4-15), and SBCE of $150,000 ($490,000 in Q4-15), amortization expense of $514,258 ($523,760 in Q4-15), and a total net income tax expense of $275,997 (a net income tax recovery of $5,415,933 in Q4-15).

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), amortization expense of $523,760 ($146,828 in Q3-15), and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 in Q3-15).

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), SBCE of $169,000 ($228,000 in Q2-15), and total amortization expense of $146,828 ($18,830 in Q2-15).

Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Summary of Operating Results

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 6

NXT had a net loss of $2,142,834 for Q3-16 (net loss of $6,742,714 for 2016 YTD) as compared to a net loss of $1,878,210 for the Q3-15 period (and net loss of $4,983,373 for 2015 YTD).

	Q3-16	Q3-15	2016 YTD	2015 YTD
Survey revenue	$ -	$ -	$1,454,988	$ -

Expenses:
Survey costs	200,443	-	1,147,187	25,668
General and administrative	1,128,847	1,306,017	4,217,782	3,382,449
Stock based compensation expense	218,000	169,000	503,000	591,000
Amortization of property and equipment	521,945	146,828	1,556,696	181,183
	2,069,235	1,621,845	7,424,665	4,180,300

Other expense (income):
Interest expense (income), net	(3,962)	915	(14,843)	(14,516)
Foreign exchange (gain) loss	(12,211)	(269,956)	280,783	(262,654)
Other expense (recovery)	23,065	39,628	195,795	516,402
	6,892	(229,413)	461,735	239,232
Income (loss) before income taxes	(2,076,127)	(1,392,432)	(6,431,412)	(4,419,532)
Income tax expense	66,707	485,778	311,302	563,841
Net income (loss) for the period	(2,142,834)	(1,878,210)	(6,742,714)	(4,983,373)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client and the obligation under the contract is fulfilled. In 2015, NXT completed Bolivia survey projects totaling US $13.2 million. An additional expansion project that was flown for YPFB was delivered and completed in January, 2016, which resulted in US $1 million (for which one half had been billed and received to December 31, 2015) of revenue recognition in the Q1-16 period. The second half of the contract billing for this expansion project was issued and received in Q1-16.

Survey expenses in 2016 include the net costs related to maintaining our survey aircraft, which was acquired in December 2015. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT.

Three month period ended September 30th	Q3-16	Q3-15	2016 YTD	2015 YTD
Aircraft Operations	139,850	-	407,160	-
Survey projects	60,593	-	740,027	25,668
Survey expenses, net	200,443	-	1,147,187	25,668

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 7

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q3-16	Q3-15	net change	% change
Salaries, benefits and consulting charges	$ 615,154	$ 676,390	$ (61,236)	-9.05%
Board, professional fees, & public company costs	191,056	169,377	21,679	12.8%
Premises and administrative overhead	194,534	322,278	(127,744)	-39.6%
Business development	83,889	132,670	(48,781)	-36.8%
Other	44,214	5,302	38,912	733.9%
Total G&A	1,128,847	1,306,017	(177,170)	-13.6%

	2016 YTD	2015 YTD	net change	% change
Salaries, benefits and consulting charges	$ 2,340,412	$ 1,844,074	$ 496,338	26.9%
Board, professional fees, & public company costs	689,502	623,726	65,776	10.6%
Premises and administrative overhead	610,512	647,924	(37,412)	-5.77%
Business development	526,072	250,343	275,729	110%
Other	51,284	16,382	34,902	213.1%
Total G&A	4,217,782	3,382,449	835,333	24.7%

The overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	2016 salaries, benefits and consulting charges are slightly lower than 2015 levels due to an SR&ED tax credit which was received following a claim relating to 2014 wages for NXT staff undertaking qualifying development work.
•	2015 YTD- 2016 YTD has shown an increase in business development expenses resulting from an extensive marketing campaign initiated and carried out by senior members of NXT. A slight decrease is noted in Q3-16 compared to Q3-15 due to a lower number of customer visits, however activity is expected to increase again in Q4.
•	Premises and administrative overhead has shown a decrease from 2015 YTD to 2016 YTD. Q3-16 showed decreased spending on computer and office equipment, software and cell phones.
•	When analyzing the difference between Q3-15 and Q3-16 premises and administrative overhead, it must be noted that NXT incurred expenses while moving office locations during Q3-15.
•	Board, professional and legal fees, were higher in 2016 primarily due to investor relations activities and additional legal and regulatory charges arising from moving onto the TSX from the TSX-V

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 8

There was a higher average number of options outstanding in the 2016 YTD period (total of 3,321,001 as at the end of Q3-16 as compared to 3,095,235 at the end of Q3-15).

SBCE also includes expense related to the “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

	Q3-16	Q3-15	2016 YTD	2015 YTD
SBCE recognized related to:
Stock options	$ 218,000	$ 109,000	503,000	409,000
Rights	-	60,000	-	182,000
	218,000	169,000	503,000	591,000

In January 2014, NXT’s CEO (the “Grantor”) personally granted to various individuals “Rights” to acquire (at a fixed price of $1.77 per common share) a total of 1,000,000 of the common shares which were expected to become issued to him in 2015 upon the future conversion by NXT of the 8,000,000 convertible preferred shares he held.

A total of 795,000 of these Rights were granted in 2014 to certain NXT directors, officers, employees and consultants. In 2015, the initial 2-year term of all of the Rights was extended by one additional year, such that the Rights expire on December 31, 2016.

Even though these Rights are not an obligation of NXT, but solely of the Grantor, under US GAAP they are viewed as an additional form of “incentive” issued to certain of the holders, supplemental to NXT’s existing stock option plan. This resulted in NXT recognizing additional SBCE over the term of the “vesting” of the Rights, which was completed in 2015.

Interest income, net – includes interest income earned on short-term investments. The total amount on deposit was similar to 2015 levels.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$ and Cdn$. For example, when the Cdn$ trades higher relative to the US$, cash held in US$ will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

The valuation is also affected by the relative strength of the US$ at each period end (which fell in 2016 as compared to the end of 2015 (1.310 Cdn$ / US$ at the end of Q3-16 as compared to 1.37 Cdn$ / US$ as at Q4-15), resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange gain for the quarter is a direct cause of the assets and liabilities in the Bolivian branch, which are held in US$.

Intellectual Property and other expenses - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and costs for certain non-recurring, “project” activities

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 9

Other expense related to	Q3-16	Q3-15	2016 YTD	2015 YTD
Intellectual property and R&D	$ 15,621	$ 19,162	$ 39,449	$ 104,764
TSX Listing Project and Other net	7,444	6,547	156,346	6,551
Vertical model feasibility study	-	13,919	-	405,087
	23,065	39,628	195,795	516,402

In Q1-16, other expense included exchange listing fees and related professional fees incurred to allow NXT to apply to upgrade its stock exchange listing from the TSX-Venture Exchange, to the TSX. NXT’s new listing on the TSX, Canada’s premier exchange, was approved effective March 22, 2016.

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015 with the conversion of the remaining 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares. NXT now has the exclusive ownership of and rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications. After the conversion, NXT’s CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

NXT’s intellectual property (“IP”) assets acquired in 2015 had a cost base of $25.3 million. The IP assets are being amortized on a straight line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Amortization expense includes the following:

	Q3-16	Q3-15	2016 YTD	2015 YTD
Amortization of:
Property and equipment	$100,763	$ 44,328	$293,332	$ 78,683
Intellectual property	421,182	102,500	1,263,364	102,500
	521,945	146,828	1,556,696	181,183

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign with-holding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2016 reflects such with-holding taxes which were incurred on charges related to the Bolivia survey project.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q3-16 was $3.3 million.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 10

of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects such as on the Bolivia project. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has no secured debt, and had total “net working capital” of $3.1 million as at Q3-16 as follows:

	September 30,	December 31,	net change
	2016	2015	as at Q3-16
Current assets (current liabilities):
Cash and cash equivalents	$464,722	$ 7,085,803	($6,621,081)
Short-term investments	2,845,053	2,055,478	789,575
	3,309,775	9,141,281	(5,831,506)
Restricted cash	-	75,000	(75,000)
Accounts receivable	205,413	810,400	(604,987)
Prepaid expenses and deposits	234,003	260,397	(26,394)
Accounts payable and accrued liabilities	(563,621)	(1,163,783)	600,162
Income Taxes payable	(31)	(1,253,126)	1,253,095
Current portion of capital lease obligation	(35,875)	(34,159)	(1,716)
Net working capital before the undernoted items	3,149,664	7,836,010	(4,686,346)
Additional asset (liability) amounts:
Work-in-progress	-	404,840	(404,840)
Deferred revenue	-	(706,722)	706,722
	-	(301,882)	301,882
Net working capital	3,149,664	7,534,128	(4,384,464)

The $4.4 million year to date decrease in net working capital is primarily due to the net outflow of cash and the reduction in payables, work in progress and deferred revenue.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital. There were no amounts recorded in WIP and deferred revenue at September 30, 2016, while the totals at December 31, 2015 relate to the Bolivia survey project which was underway.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 11

Cash flows from (used in):	Q3-16	Q3-15	2016 YTD	2015 YTD

Operating activities	$ (2,015,388)	$ 3,881,670	(6,159,353)	$ 2,346,984
Financing activities	257,169	240,380	385,792	335,946
Investing activities	335,831	(169,479)	(861,326)	2,511,169
Net source (use) of cash	(1,408,582)	3,952,571	(6,621,081)	5,194,099
Cash and cash equivalents, start of period	1,873,304	1,292,163	7,085,803	50,635
Cash and cash equivalents, end of period	464,722	5,244,734	464,722	5,244,734

Cash and cash equivalents	464,722	5,244,734	464,722	5,244,734
Short-term investments	2,845,053	1,544,920	2,845,053	1,544,920
Total	3,309,775	6,789,654	3,309,775	6,789,654

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q3-16	Q3-15	2016 YTD	2015 YTD

Net income (loss) for the period	$(2,142,834)	$ (1,878,210)	$(6,742,714)	$(4,983,373)
Total non-cash expense items	741,445	404,914	2,060,737	861,769
	(1,401,388)	(1,473,296)	(4,681,976)	(4,121,604)
Change in non-cash working capital balances	(600,194)	5,354,966	(1,463,571)	6,468,588

Cash used in operating activities	(2,001,582)	3,881,670	(6,145,547)	2,346,984

Financing Activities

In 2015, the only financing activity was related to proceeds from exercise of NXT stock options ($335,946). Q3-16 reflects a $25,409 cash use for repayments of the capital lease obligation and $411,201 proceeds from the exercise of NXT stock options.

Investing Activities

The overall net cash source (use) noted above for 2016 and 2015 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances, as follows:

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 12

	Q3-16	Q3-15	2016 YTD	2015 YTD

Purchase of property and equipment	$ (9,006)	$ (151,420)	$ (86,564)	$ (576,833)
Decrease (increase) in
short-term investments	269,837	716,140	(789,575)	3,628,510
Decrease (Increase) in restricted cash	75,000	(2,000)	75,000	(101,000)
Change in non-cash working
Capital balances	-	(732,199)	(60,187)	(439,508)
Cash from (used in) investing activities	335,831	(169,479)	(861,326)	2,511,169

•	The purchases of property and equipment in 2016 relate to upgrades to IT equipment.
•	Restricted cash balances relate to bank security required for periodic project performance guarantees issued and corporate credit cards used. The restriction of $75,000 related to the corporate credit card program and it has now been removed.

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at September 30, 2016:

Fiscal year ending December 31
2016	$ 133,871
2017	535,485
2018	535,485
2019	535,485
2020	538,460
2,278,786
Thereafter, 2021 through 2025	2,600,065
4,878,851

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	November 4,	September 30,	December 31,
	2016	2016	2015

Shares issued and outstanding:
Common shares	53,699,009	53,699,009	53,306,109
Common shares reserved for issue re:
Stock options	3,321,001	3,321,001	3,462,835
	57,020,010	57,020,010	56,768,944

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 13

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the nine months
ended September 30		ended September 30
2016	2015	2016	2015
$ 9,456	$ 3,841	$ 48,755	$ 40,904

Accounts payable and accrued liabilities includes a total of $6,470 ($62,048 as at December 31, 2015) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $1,502 ($34,881 as at December 31, 2015) related to re-imbursement of expenses owing to persons who are Officers of NXT.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2015. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2015.

Future Accounting Policy Changes – Revenue recognition + Leases

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 14

reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 15

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defense of our rights to the SFD® technology could be very significant.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology.

As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares that are expected to become issued to him by December 31, 2015 upon future conversion of the outstanding 8,000,000 preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as in Bolivia and Colombia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 16

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. During the 3-month period ended March 31, 2016, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

However, in an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand our operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at June 30, 2016. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

NXT Energy Solutions Inc. MD&A for the Q3 period ended September 30, 2016	page | 17

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.